

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 22, 2016

Paul Staples
Chief Executive Officer
HyGen Industries, Inc.
11693 San Vincente Boulevard, Suite 445
Los Angeles, California 90049

>   **Re: HyGen Industries, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed January 25, 2016**
>   **File No. 024-10518**

Dear Mr. Staples:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Cover Page

1. Your cover page states "FOR SOPHISTICATED INVESTORS ONLY" though neither your offering statement nor your Subscription Agreement explains what you mean by this phrase. Please revise to clarify or remove this statement.

2. In footnote 1 to the tabular disclosure please disclose that investor funds will be immediately available to you and no investor funds will be returned if an insufficient amount of shares are sold in this offering.

Use of Proceeds, page 5

3. Please state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors. Please also describe any anticipated changes in use of proceeds if all of the securities being qualified on the offering statement are not sold, including a table of the use of proceeds assuming 25% 50%, 75% and 100% of the shares are sold. Refer to Instructions 2 and 3 of item 6 of Form 1-A.

4. Please disclose the dollar amount of net proceeds to be used for (i) participation in future California Energy Commission grant solicitations, (ii) working capital, (iii) development of the 5 Gen-2 system and (iv) business acquisitions.

Business

Plan of Operation, page 5

5. Please disclose whether or not you are electing to delay compliance with new or revised financial accounting standards until the date that the standard is effective for a company that is not an issuer.

6. Revise your disclosure on page 6 to state, as you do in Notes 2 and 3 to your Financial Statements, that pursuant to the terms of the CEC Grant the three fueling stations must have commenced operation by October 31, 2015 in order to receive the maximum award of $5,306,814 and, if true, that your reimbursement is subject to reduction by up to 15%. Your disclosure on page 2 suggests that your three fueling stations must commence operation by December 31, 2016 in order to receive the maximum award; please reconcile this disclosure with the notes to your financial statements to clearly state which deadlines have lapsed and whether your reimbursements are currently subject to reduction.

7. We note your disclosure on page 6 that you will pay the Station owner 50% of net profits generated by the hydrogen fueling station. We also note your statement on page 11 that you will pay the gas station owners a percentage royalty on "hydrogen sales." Please clarify the payment structure for each station and make your disclosure consistent throughout the offering circular.

8. You have described your lease or license agreements with two gas stations on page 6. Please explain the status of the lease or license for your third station, which you state will be located in Pacific Palisades. In this regard, you state on page 2 that you have a letter of intent for a third site.

9. You describe the budget for the installation of the three fueling stations as $9,765,678 of which up to $5,306,814 will be reimbursed by the CEC for qualified costs and the

balance of $4,458,864 will be your responsibility. Considering you seek to allocate only $3,294,794 in proceeds from this offering to your "phase 1 hardware and installation costs," in an appropriate place in your offering circular, explain how you intend to finance the remaining $1,164,070 in costs. We note your reference to in-kind contributions of $994,511 on page F-10 of your financial statements; please explain whether these contributions are expected to make up the difference and, if so, elaborate upon these contributions and to what extent they have been committed to you.

10. Please estimate the amount spent on company-sponsored research and development activities. In this regard we note your risk factor on page 21. Please see Item 7(a)(1)(iii) of Part II of Form 1-A.

Fuel Cell Technology

Second Generation System, page 14

11. We note your statement that Giner is your "strategic partner." Please discuss the material terms of any contractual relationship that exists between you and Giner. Further, please file as an exhibit any material contracts that exist between you and Giner. Please see Item 16 of Part III Form 1-A.

Phase 2 Gen 2 System Deployment, page 14

12. We note your description of possible scenarios for FCEV adoption. Elaborate upon the basis for your belief that if the market response is "low uptake" you will be able to sell of your equipment and return the balance of cash to investors considering you also include risk factors stating that investors could lose their entire investment if your business is not successful.

Acquisition Strategy, page 19

13. It appears your disclosure regarding the use of up to $10 million in proceeds from the offering to purchase equity in and further capitalize the Acquisition Candidate or another business acquisition is inconsistent with your disclosure in Use of Proceeds on page 5, which appears to state that $10 million of net proceeds will be used for participation in future CEC grant solicitations, working capital and to fund development of Gen-2 systems and business acquisitions. Please clarify your disclosures so that they are consistent.

Dilution, page 26

14. Please include a comparison of the public contribution under the offering and the average effective cash contribution of officers, directors, promotors and affiliates. Refer to Item 4 of Form 1-A.

15. Please note that net tangible book value and net tangible book value per share of common stock disclosed in the first sentence represent historical amounts. As such, please remove "on a pro forma basis." In addition, net tangible book value per share consists of stockholders' equity divided by the total number of shares of common stock outstanding disclosed in the third sentence. As such, please remove "adjusted for the retained earnings (deficit)."

16. It appears you incorrectly computed the increase in net tangible book value per share attributable to shares offered. Please revise the increase disclosed in the narrative and in the accompanying table.

Principal Shareholders, page 33

17. Please update the information required by Item 12 as of the most recent practicable date.

Interest of Management and Others in Certain Transactions, page 34

18. Please include the information required by Item 13 of Part II of Form 1-A. In this regard we note your disclosure on page 30 that you paid a corporation owned by your Chief Financial Officer $58,018 as well as Richard Capua $87,693 in connection with building your hydrogen stations.

Plan of Distribution, page 37

19. We note that you may pay consulting fees to consultants who assist with the offering. We also note your disclosure on page 30 that your executives received consulting fees as compensation starting in 2014. Please tell us whether your executive officers will be paid consulting fees for work associated to the offering. Regardless, clarify what role you expect these "independent consultants" to play.

20. Identify the officers, directors and employees who will make offers of your securities. State whether or not such persons will be relying upon Rule 3a4-1 of the Securities Exchange Act of 1934 in making offers.

21. Identify the finder(s) you intend to use to refer investors to you, the nature of the services they will provide and any relationship with the finder and you or your officers, directors, promoters, principal stockholders and underwriters. Refer to Instruction 5 of Item 1(e) of Part II.

22. Please reconcile your disclosure in Item 5 of Part I of your Form 1-A, where you state that underwriters, dealers or sales persons will not offer your securities, with your disclosure here where you state that you may pay selling commissions to participating broker-dealers, which suggests that you do intend for broker-dealers to offer your

securities. In doing so clarify the role that any broker-dealer will play in your offering, including whether they will serve as an underwriter or placement agent, and disclose the estimated fees that will be due to them on pages 1 and 5 of your Offering Circular.

Management's Discussion and Analysis of Financial Condition …, page 54

General

23. Please include a section that describes your plan of operation for the 12 months following the commencement of the offering. Disclosure relating to the plan should include a statement indicating whether the proceeds of the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations. Please refer to instruction 3(c) of Item 9 of Form 1-A.

24. Please disclose material commitments for capital expenditures as of June 30, 2015 and the anticipated source of funds needed to fulfill such commitments. Please refer to Item 9 (b)(2) of Form 1-A.

Financial Statements

Statements of Cash Flows, page F-6

25. We note your disclosure on page F-9 that you expended approximately $2 million on property and equipment with a like amount being reimbursed by the CEC, and it appears that you netted cash payments for the acquisition of property and equipment against CEC grant proceeds since the statement does not reflect any cash flows from investing activities. Please tell us your basis in GAAP for netting the proceeds from the CFC grant against acquisitions of property and equipment. Refer to ASC 230-10-45-7 through 8.

Exhibits

26. Please include all material license and lease agreements as exhibits to the offering circular.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products